Exhibit 99.84

INSTRUMENT OF PROXY FOR HOLDERS OF TRUST UNITS OF PENN WEST ENERGY TRUST

FOR THE ANNUAL AND SPECIAL MEETING OF PENN WEST ENERGY TRUST

TO BE HELD ON JUNE 28, 2006

The undersigned unitholder of Penn West Energy Trust (“Penn West”) hereby appoints William E. Andrew, President and Chief Executive Officer of Penn West Petroleum Ltd. (“PWPL”) (the administrator of Penn West) ofthe City of Calgary, in the Province of Alberta, or, failing him, John A. Brussa, Chairman of the Board of PWPL, ofthe City of Calgary, in the Province of Alberta, or instead of either of the foregoing,                               , as proxyholder of the undersigned, with full power of substitution, to attend,act and vote for and on behalf of the undersigned at the annual and special meeting (the “Penn West Meeting”) of holders of trust units of Penn West to be held on June 28, 2006 at 2:00 p.m. (Calgary time) in the Ballroom of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and onevery ballot that may take place in consequence thereof to the same extent and with the same powers as if theundersigned were personally present at the Penn West Meeting with authority to vote at the said proxyholder’s discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the trust units (“Penn West Units”) represented by this Instrument of Proxy in the following manner (check (☒) the appropriate box):

1.            FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) passing, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated May 23, 2006 (the “Information Circular”) of Penn West and Petrofund Energy Trust (“Petrofund”) to approve a plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) and all transactions contemplated thereby, all as more particularly described in the Information Circular;

2.            FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) passing, with or without variation, an ordinary resolution (the “ExploreCo Option Plan Resolution”), the full text of which is set forth in theInformation Circular, to approve a stock option plan for 1231818 Alberta Ltd. (“ExploreCo”), all as more particularly described in the Information Circular;

3.            FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) passing, with or without variation, an ordinary resolution (the “ExploreCo Private Placement Resolution”), the full text of which is set forth in the Information Circular, to approve a private placement to proposed or acting directors, officers, employees and service providers of ExploreCo of up to 4,688,000 common shares (“ExploreCo FinCo Shares”) of 1243838 Alberta Ltd. (“ExploreCo FinCo”) at a price of $1.86 per share and up to 4,688,000 common share purchase warrants (“ExploreCo FinCo Warrants”) of ExploreCo FinCo with an exercise price of $2.23 per warrant (which ExploreCo FinCo Shares and ExploreCo FinCo Warrants will be exchanged for common shares (“ExploreCo Common Shares”) and common share purchase warrants of ExploreCo prior to the completion of the Arrangement), all as more particularly described in the Information Circular;

4.                                       FOR ☐ or WITHHOLD FROM VOTING FOR ☐ fixing the number of directors of PWPL to beelected at the PennWest Meeting at six (6) members;

5.                                       FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the election as directors of PWPL for the ensuing  year of the six (6) nominees proposed by management, all as more particularly described in the Information  Circular;

6.                                       FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of KPMG LLP, Chartered  Accountants, as auditors of Penn West and to authorize the directors of PWPL to fix their remuneration;  and

7.                                       At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any  other matter that may be properly brought before the Penn West Meeting or any adjournment thereof in  such manner as such proxy, in such proxyholder’s sole judgment, may determine.

In the event that one or both of the ExploreCo Option Plan Resolution and the ExploreCo Private Placement  Resolution are NOT approved at the Penn West Meeting, the assets of Penn West and Petrofund to be  conveyed to ExploreCo pursuant to the Arrangement will NOT be conveyed by Penn West and Petrofund to  ExploreCo pursuant to the Arrangement, but rather will remain part of Penn West following the completion  of the Arrangement, and unitholders will NOT receive any ExploreCo Common Shares under the  Arrangement.

This Instrument of Proxy is solicited on behalf of the management of PWPL. The Penn West Units  represented by this Instrument of Proxy will be voted and, where the unitholder has specified a choice with  respect to the above matters will be voted as directed above or, if no direction is given, will be voted FOR the  above matters.

Each unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a unitholder, to attend and to act for and on the behalf of such unitholder at the Penn West Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the  unitholder’s appointee(s) should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this	day of	, 2006.
(Signature of Unitholder)

(Name of Unitholder - Please Print)

VOTING OPTIONS AND INSTRUCTIONS FOR REGISTERED UNITHOLDERS

In addition to voting by mail, your voting instructions can also be conveyed over the telephone or the internet, as described below.

Vote by Mail

1.

In order to vote by mail, this Instrument of Proxy must be dated  and signed by the unitholder, or by his or her attorney authorized  in writing and the signature hereon should be exactly the same as  the name in which the Penn West Units are registered. If this  Instrument of Proxy is not dated in the above space, it is deemed to  bear the date on which it is mailed by the person making the  solicitation. If the unitholder is a corporation, its corporate seal  must be affixed or it must be signed by an officer or attorney  thereof duly authorized.

2.	You may send your completed and signed Instrument of Proxy in the envelope provided.

3.	The name of the unitholder must appear exactly as it is shown on the affixed label. If Penn West Units are held jointly, any one of the joint owners may sign.

4.

If Penn West Units are registered in the name of an executor,  administrator, trustee or similar holder, such holder must set out  his or her full title and sign this Instrument of Proxy exactly as  registered. If Penn West Units are registered in the name of a  deceased or other unitholder, the unitholder’s name must be printed  in the space provided, this Instrument of Proxy must be signed by  the legal representative with his or her name printed below their  signature and evidence of authority to sign on behalf of the  unitholder must be attached to this Instrument of Proxy.

5.

An Instrument of Proxy will not be valid and will not be acted  upon unless it is completed as specified herein and received by  CIBC Mellon Trust Company by mail or delivery to its offices at  600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1 or 200  Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by  facsimile at 1-416-368-2502 at any time up to 4:30 p.m. (Calgary  time) on June 26, 2006 or the last business day prior to the date of  any adjournment of the Penn West Meeting.

6.	For further information, see “General Proxy Matters” in the Information Circular.

Vote by Telephone

You may use any touch-tone telephone to transmit your voting instructions.  Telephone toll-free 1-866-271-1207 (English only) and follow the  instructions the Vote Voice provides you. You should have this Instrument  of Proxy in hand when you call. Your 13 digit Control Number is located on  this Instrument of Proxy below, on the left hand side. If you vote by  telephone, your vote must be received by 4:30 p.m. (Calgary time) on June 26, 2006 or the last business day prior to the date of any adjournment of the  Penn West Meeting. You cannot use the telephone voting service if you  wish to designate another person to attend and vote on your behalf at  the Penn West Meeting.

Vote By Internet

You may use the internet at www.exproxyvoting.com/pennwest to transmit  your voting instructions and for electronic delivery of information. You  should have this Instrument of Proxy in hand when you access the web site.  You will be prompted to enter your 13 digit Control Number which is  located on this Instrument of Proxy below, on the left hand side. If you vote  by internet, your vote must be received by 4:30 p.m. (Calgary time) on June 26, 2006 or the last business day prior to the date of any adjournment of the  Penn West Meeting. This website may be used to appoint a proxy  holder (the “proxy holder”) to attend and vote on your behalf at the  Penn West Meeting and to convey your voting instructions. Complete  proxy instructions are found in the Information Circular. Please note  that if you appoint a proxy holder and submit your voting instructions  and subsequently wish to change your appointment or voting  instructions you may resubmit your proxy, prior to the cut off time  noted above. When resubmitting a proxy, the latest proxy will be  recognized as the only valid one, and all previous proxies submitted will  be disregarded and considered as revoked, provided that your latest  proxy is submitted within the timeframe noted above.

To utilize telephone voting or internet voting you will need to use your 13 digit Control Number, which is set forth below, on the left hand side of this Instrument  of Proxy. The Control Number is your personal security code and will be used to authenticate your voting instructions.